MULTIPLE CLASS PLAN
                                  ON BEHALF OF
                      FRANKLIN FEDERAL TAX-FREE INCOME FUND


     This Multiple Class Plan (the "Plan") has been adopted by a majority of the Board of Directors of FRANKLIN FEDERAL TAX-FREE INCOME FUND (the "Fund"). The Board has determined that the Plan, including the expense allocation, is in the best interests of each class and the Fund as a whole. The Plan sets forth the provisions relating to the establishment of multiple classes of shares of the Fund, and supersedes any Plan previously adopted for the Fund.

     1. The Fund shall offer three classes of shares, to be known as Class A Shares, Class B Shares and Class C Shares.

     2. Class A Shares shall carry a front-end sales charge ranging from 0% - 4.25%, and Class C Shares shall carry a front-end sales charge of 1.00%. Class B Shares shall not be subject to any front-end sales charges.

     3. Class A Shares shall not be subject to a contingent deferred sales charge ("CDSC"), except in the following limited circumstances. On investments of $1 million or more, a contingent deferred sales charge of 1.00% of the lesser of the then-current net asset value or the original net asset value at the time of purchase applies to redemptions of those investments within the contingency period of 12 months from the calendar month following their purchase. The CDSC is waived in certain circumstances, as described in the Fund's prospectus.

     Class B Shares shall be subject to a CDSC with the following CDSC schedule:
(a) Class B Shares redeemed within 2 years of their purchase shall be assessed a CDSC of 4% on the lesser of the then-current net asset value or the original net asset value at the time of purchase; (b) Class B Shares redeemed within the third and fourth years of their purchase shall be assessed a CDSC of 3% on the lesser of the then-current net asset value or the original net asset value at the time of purchase; (c) Class B Shares redeemed within 5 years of their purchase shall be assessed a CDSC of 2% on the lesser of the then-current net asset value or the original net asset value at the time of purchase; and (d) Class B Shares redeemed within 6 years of their purchase shall be assessed a CDSC of 1% on the lesser of the then-current net asset value or the original net asset value at the time of purchase. The CDSC is waived in certain circumstances described in the Fund's prospectus.

     Class C Shares redeemed within 18 months of their purchase shall be assessed a CDSC of 1.00% on the lesser of the then-current net asset value or the original net asset value at the time of purchase. The CDSC is waived in certain circumstances as described in the Fund's prospectus.

     4. The distribution plan adopted by the Fund pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, (the "Rule 12b-1 Plan") associated with the Class A Shares may be used to reimburse Franklin/Templeton Distributors, Inc. (the "Distributor") or others for expenses incurred in the promotion and distribution of the Class A Shares. Such expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, expenses of preparing and distributing sales literature and related expenses, advertisements, and other distribution-related expenses, including a prorated portion of the Distributor's overhead expenses attributable to the distribution of the Class A Shares, as well as any distribution or service fees paid to securities dealers or their firms or others who have executed a servicing agreement with the Fund for the Class A Shares, the Distributor or its affiliates.

     The Rule 12b-1 Plan associated with the Class B Shares has two components. The first component is an asset-based sales charge to be retained by Distributor to compensate Distributor for amounts advanced to securities dealers or their firms or others with respect to the sale of Class B Shares. In addition, such payments may be retained by the Distributor to be used in the promotion and distribution of Class B Shares in a manner similar to that described above for Class A Shares. The second component is a shareholder servicing fee to be paid to securities dealers or others who provide personal assistance to shareholders in servicing their accounts.

     The Rule 12b-1 Plan associated with the Class C Shares has two components. The first component is a shareholder servicing fee, to be paid to broker-dealers, banks, trust companies and others who provide personal assistance to shareholders in servicing their accounts. The second component is an asset-based sales charge to be retained by the Distributor during the first year after the sale of shares, and in subsequent years, to be paid to dealers or retained by the Distributor to be used in the promotion and distribution of Class C Shares, in a manner similar to that described above for Class A Shares.

     The Rule 12b-1 Plans for the Class A, Class B and Class C Shares shall operate in accordance with the Rules of Fair Practice of the National Association of Securities Dealers, Inc., Article III, section 26(d).

     5. The only difference in expenses as between Class A, Class B and Class C Shares shall relate to differences in Rule 12b-1 plan expenses, as described in the applicable Rule 12b-1 Plans; however, to the extent that the Rule 12b-1 Plan expenses of one Class are the same as the Rule 12b-1 Plan expenses of another Class, such classes shall be subject to the same expenses.

     6. There shall be no conversion features associated with the Class A and Class C Shares. Each Class B Share, however, shall be converted automatically, and without any action or choice on the part of the holder of the Class B Shares, into Class A Shares on the conversion date specified, and in accordance with the terms and conditions approved by the Franklin Federal Tax-Free Income Fund's Board of Directors and as described, in each fund's prospectus relating to the Class B Shares, as such prospectus may be amended from time to time; provided, however, that the Class B Shares shall be converted automatically into Class A Shares to the extent and on the terms permitted by the Investment Company Act of 1940 and the rules and regulations adopted thereunder.

     7. Shares of Class A, Class B and Class C may be exchanged for shares of another investment company within the Franklin Templeton Group of Funds according to the terms and conditions stated in each fund's prospectus, as it may be amended from time to time, to the extent permitted by the Investment Company Act of 1940 and the rules and regulations adopted thereunder.

     8. Each class will vote separately with respect to any Rule 12b-1 Plan related to, or which now or in the future may affect, that class.

     9. On an ongoing basis, the Board members, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts between the Board members interests of the various classes of shares. The Board members, including a majority of the independent Board members, shall take such action as is reasonably necessary to eliminate any such conflict that may develop. Franklin Advisers, Inc. and Franklin/Templeton Distributors, Inc. shall be responsible for alerting the Board to any material conflicts that arise.

     10. All material amendments to this Plan must be approved by a majority of the Board members, including a majority of the Board members who are not interested persons of the Fund.

     11. I, Deborah R. Gatzek, Secretary of the Franklin Group of Funds, do hereby certify that this Multiple Class Plan was adopted by FRANKLIN FEDERAL TAX-FREE INCOME FUND, by a majority of the Directors of the Fund on March 19, 1998.




                                             ---------------------
                                             Deborah R. Gatzek
                                             Secretary